

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 7010   May 13, 2008

Luo Ken Yi
Chief Executive Officer
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070
People's Republic of China

> **Re:**   **China Architectural Engineering, Inc.**
> **Registration Statement on Form S-1**
> **Filed on May 12, 2008**
> **File No. 333-150832**

Dear Mr. Yi:

　　This is to advise you that we have not reviewed, and will not review, the above registration statement.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call me at (202) 551-3235.

Sincerely,

Jessica S. Kane
Staff Attorney

cc: Thomas J. Poletti, Esq.
        Kirkpatrick & Lockhart Preston Gates Ellis LLP
        10100 Santa Monica Boulevard, 7th Floor
        Los Angeles, California 90067